Exhibit 99.1

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Six Months Ended June 30, 2025, and 2024

1

REDCLOUD HOLDINGS PLC

2

REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

(In United States dollars, except shares and par value)	Notes	June 30, 2025	December 31, 2024
ASSETS
Current Assets:
Cash and cash equivalents		$869,081	$800,735
Restricted Cash		$32,307	31,936
Accounts receivables and other receivables, net	3	2,489,535	5,528,826
Income taxes receivable		1,373,310	1,657,829
Other current assets	4	990,815	2,778,826
Total Current Assets		5,755,048	10,798,152
Non Current Assets:
Property and equipment, net	5	574,334	593,357
Intangible assets, net	6	7,074,524	6,168,534
Total Non Current Assets		7,648,858	6,761,891
Total Assets		$13,403,906	$17,560,043
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable		$4,227,424	3,373,487
Vouchers payable		2,725,970	6,477,256
Accrued expenses	7	4,788,234	3,128,515
Value-added tax payable		241,509	32,387
Other current liabilities	8	95,592	143,073
Shareholder loans payable		9,013,611	50,057,013
Short-term borrowings		315,940	558,206
Total Current Liabilities		21,408,280	63,769,937
Convertible Shareholder loans, at fair value	9	-	22,560,124
Total Non current Liabilities		-	22,560,124
Total Liabilities		21,408,280	86,330,061
Commitments and Contingencies (Note 15)
Stockholders’ Deficit:
Common stock	11	115,636	65,280
Additional paid-in capital		153,009,329	74,374,429
Merger Reserve		12,609,377	-
Preference Share - Share Cap		63,905	-
Accumulated deficit		(174,965,279)	(148,420,321)
Accumulated other comprehensive income		1,162,658	5,210,594
Total Stockholders’ Deficit		(8,004,374)	(68,770,018)
Total Liabilities and Stockholders’ Deficit		$13,403,906	$17,560,043

The unaudited accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

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REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

		For the six months ended June 30,
	Notes	2025	2024
Revenue		$17,973,748	$16,075,466
Operating expenses:
General and administrative		1,350,742	462,121
Salaries, benefits, contractor costs		12,820,835	8,894,422
Marketing and commissions		18,471,073	19,136,253
Travel		546,081	714,804
Professional fees		1,158,597	1,284,994
Product and technology development		2,277,688	1,345,309
Depreciation and amortization		1,345,798	788,106
Total operating expenses		37,970,814	32,626,009
Net loss from operations		(19,997,067)	(16,550,543)
Other expense:
Interest (income)/expense		(1,176,502)	(1,309,997)
Gain on Debt Extinguishment		3,838,715	-
Loss from change in fair-value of convertible shareholder loans		(232,041)	(5,356,574)
Stock based Compensation		(7,824,176)	(39,674)
Foreign currency loss		(1,642,827)	(853,714)
Net loss before income taxes		(27,033,898)	(24,110,502)
Income tax benefit	12	488,940	222,099
Net loss		$(26,544,958)	$(23,888,403)
Loss per Share
Loss per Share, basic and diluted		$(0.74)	$(1.01)
Weighted-average common shares outstanding, basic and diluted		35,745,864	23,566,694

	For the period ended
	June 30, 2025	June 30, 2024
Net Loss	$(26,544,958)	$(23,888,403)
Foreign currency translation adjustment net of tax	(4,047,936)	1,800,358
Other comprehensive income, net of tax	$(4,047,936)	$1,800,358
Comprehensive loss	$(30,592,894)	$(22,088,045)

The unaudited accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

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REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

	Common Stock		Additional Paid-In	Merger	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Reserve	Deficit	Income (Loss)	Deficit
Balances, January 1, 2024	43,335,475	$56,798	$73,108,399	$-	$(97,704,625)	$1,970,765	$(22,568,663)
Common stock issued	6,664,610	8,451	(8,451)	-	-	-	-
Conversion of shareholder loan into common shares	-		-	-	-	-	-
Stock-based compensation	-	-	39,674	-	-	-	39,674
Extinguishment of debt	-	-	-	-	-	-	-
Net loss	-	-	-	-	(23,888,403)	-	(23,888,403)
Foreign currency Translation adjustment, net of tax	-	-	-	-	-	1,800,358	1,800,358
Balances, June 30, 2024	50,000,085	$65,249	$73,139,622	$-	$(121,593,028)	$3,771,123	$(44,617,035)

	Common Stock		Additional Paid-In	Merger	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Reserve	Deficit	Income (Loss)	Deficit
Balances, January 1, 2025	25,000,044	$65,280	$74,374,429	$-	$(148,420,321)	$5,210,594	$(68,770,018)
Reverse take-over	-	-	(12,609,377)	12,609,377			-
Common stock issued through IPO	4,444,445	11,580	20,290,650	-	-	-	20,302,230
Pref erence shares	1	63,905	-	-			63,905
Conversion of shareholder loan into common shares	14,782,149	38,776	66,977,524	-	-	-	67,016,300
Stock-based compensation	-	-	9,055,564	-	-	-	9,055,564
Extinguishment of Debt	-	-	341,850	-	-	-	341,850
IPO direct costs	-	-	(5,421,312)	-	-	-	(5,421,312)
Net loss	-	-	-	-	(26,544,958)	-	(26,544,958)
Foreign currency Translation adjustment, net of tax	-	-	-	-	(0)	(4,047,936)	(4,047,936)
Balances, June 30, 2025	44,226,639	$179,541	$153,009,329	$12,609,377	$(174,965,279)	$1,162,658	$(8,004,374)

The unaudited accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

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REDCLOUD HOLDINGS PLC

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

	For the six month period ended
	June 30, 2025	June 30, 2024
Cash flows from operating activities:
Net loss	$(26,544,958)	$(23,888,403)
Adjustments reconcile net loss to cash used in operating activities:
Depreciation and amortization	1,345,798	788,106
Stock-based compensation	7,824,176	39,674
Bad debt expense	82,291	40,858
Loss from change in fair-value of convertible shareholder loan	232,041	5,356,574
Non-cash gain on debt extinguishment	(3,838,715)	-
Accrued interest expense on shareholder loans	2,560,810	957,077
Unrealised loss/(gains)	(1,531,894)	-
Changes in operating assets and liabilities:
Accounts receivable and other receivables	2,957,000	(1,039,664)
Other current assets	1,788,011	(296,421)
Accounts payable and vouchers payable	(2,897,350)	1,671,417
Accrued expenses	1,659,719	588,407
Value-added tax payable	209,122	(108,584)
Income taxes receivable	284,519	231,241
Other current liabilities	(47,481)	279,786
Net cash used in operating activities	(15,916,911)	(15,379,932)
Cash flows from investing activities:
Purchases of property and equipment	(127,237)	(287,759)
Purchases of intangible assets	(2,105,528)	(852,404)
Net cash used in investing activities	(2,232,766)	(1,140,163)
Cash flows from financing activities:
Proceeds from issuance of common stock	83,534,362	-
Proceeds from issuance of debt (convertible loans)	(22,792,165)	16,952,654
Proceeds from shareholder loan	(40,007,763)	-
Net cash provided by financing activities	20,734,434	16,952,654
Effect of exchange rate changes on cash and cash equivalents	(2,516,040)	1,210,651
Change in cash, cash equivalents and restricted cash during the year	68,717	1,643,210
Cash, cash equivalents and restricted cash, beginning of year	832,671	587,150
Cash, cash equivalents and restricted cash, end of period	$901,388	$2,230,360

The unaudited accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

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REDCLOUD HOLDINGS PLC

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 1 - Nature of business

RedCloud Holdings Plc (“RedCloud”, and together with its consolidated entities, the “Company”) is a private company limited by shares incorporated in England and Wales. The registered office is at 50 Liverpool Street, London, EC2M 7PY, England. RedCloud was incorporated on February 3, 2014. RedCloud operates a cloud based business-to-business open commerce platform, RED 101, in Nigeria, South Africa, Brazil, Peru and Argentina, with cost centers in the United Kingdom and Portugal that allows Brands, Distributors and Retail Merchants to trade products and services on the platform and in the region. The Company generates revenue from commissions charged based on the value of products sold on RED 101.

RedCloud enables commerce through Red101 by enabling Registered Users on the platform to buy (“Buyers”) and sell products and services (“Sellers”). Red101 for Buyers enables local merchants to find the best products at the best prices. Red101 for Sellers connects sellers of fast moving consumer goods (“FMCG”) with local merchants. RedAds™ allows Sellers of all sizes to promote specific offers and deals on Red101. RedInsights collects information from over 50,000 individual points in real time to provide highly specific data analytical reports and insights based on current market conditions. RedPay encompasses a comprehensive digital e-wallet, financial tools, and access to the world’s largest local payment network.

As of June 30, 2025, the Company’s open commerce platform connected approximately 68,300 businesses and more than 1,000 distributors across Argentina, Brazil, Nigeria, and South Africa. The Company generates revenue primarily by applying a take rate to the total transaction value (“TTV”) of transactions conducted on its platform. For the six months ended June 30, 2025, the Company processed approximately $1.2 billion in TTV, representing an increase of approximately 28% compared to the same period in 2024.

Note 2 - Summary of significant accounting policies

Basis of presentation - These unaudited condensed consolidated financial statements (“financial statements”) have been presented in United States dollars (“$” or “USD”) unless otherwise indicated and are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”).

These financial statements and accompanying notes should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2024. Management has evaluated all subsequent events through the date these financial statements were issued. In the opinion of management, these financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for the fair statement of the financial position, results of operations and cash flows for these interim periods. The reports for the six months ended 30 June 2025 and 2024 are unreviewed, unaudited and do not constitute statutory accounts as defined by the Companies Act 2006.

Group Reorganisation and Basis of Consolidation - On October 23, 2024, a group reorganisation was completed whereby RedCloud Holdings PLC became the new holding company of the group through a reverse takeover transaction. As a result of this reorganisation, the consolidated financial statements have been prepared using the predecessor method of accounting, as the transaction was a common control transaction under US GAAP. Accordingly, the financial information for periods prior to the reorganisation reflects the historical results of RedCloud Technologies Ltd, the accounting predecessor, as the consolidated group did not exist in its current form in the comparative period. The comparative information has not been restated to reflect the legal structure of the group post-reorganisation.

Going concern - The Company has suffered recurring losses, working capital deficit and stockholders’ deficit that raise substantial doubt about its ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to utilize the resources in place to generate future profitable operations, to develop additional acquisition opportunities, and to obtain the necessary financing to meet its obligations and repay its liabilities arising from business operations when they come due.

The Company’s financial statements included have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company generated a net loss of $26,544,958 for the six months ended June 30, 2025, as compared to a net loss of $23,888,403 for the six months ended June 30, 2024.

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REDCLOUD HOLDINGS PLC

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 2 - Summary of significant accounting policies (continued)

As of June 30, 2025, the Company had a stockholders’ deficit of $8,004,374, working capital inflow of $3,953,540.38 and cash used in operating activities of $15,916,911.08. The largest component of current liabilities creating this working capital deficiency is by way of loans from a long-term shareholder.

Management believes the Company will be able to continue to develop new opportunities and will be able to obtain additional funds through debt and / or equity financings to facilitate its business strategy; however, there is no assurance of additional funding being available. These financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary should the Company have to curtail or be unable to continue operations.

Concentration of credit risk - Cash and cash equivalents, and accounts receivable are potentially subject to credit risk. A substantial portion of the Company’s cash balance is held with a single financial institution in the United Kingdom at June 30, 2025. The Company believes the cash balances are highly liquid.

Revenue recognition - Historically, the Company’s revenue comes from a single product offering – the final value fees of sales that occurs on its ecommerce platform. In 2024, the Company also began recognizing revenue from data analytic services integrated into certain platform seller customer contracts. For discussion of the Company’s historical final value fees revenue recognition policy, see Note 2 of the December 31, 2024 consolidated financial statements.

For data analytic services, the Company enters integrated written contracts with platform sellers entitling the Company to a stated percentage of the platform seller’s sales on the Company’s ecommerce platform (“final value fees”). In addition, the Company provides data analytics to the platform seller of its offerings as well as data from the entire platform of all platform sellers. The Company concluded the combined offering is a single performance obligation as the data analytics portion is an insignificant portion of the combined offering value. The performance obligation is to connect buyers and sellers on the Company’s ecommerce platform.

As part of the agreement, the Company receives data from the platform seller that the Company uses as part of its overall data analytics population. The Company owes an amount to the platform seller customer based a stated percentage of the platform seller’s sales on the Company’s ecommerce platform. The Company accounts for this consideration payable to its customers on a gross basis within revenue and marketing and commissions on the statements of operations, as the Company conclude it receives a distinct benefit from the purchase of the platform seller’s data for use in the Company’s data analytics.

The Company recognizes revenue for this combined offering when it transfers control of promised goods or services to customers. The Company’s revenue for final value fees and the corresponding marketing and commission expense for the data analytics received is recognized at the point in time of platform seller sales on the ecommerce platform.

Revenue is recognized in an amount that reflects the consideration to which the Company expects to be entitled. Revenue is recognized net of any taxes collected, which the Company subsequently remits to governmental authorities. The Company invoices the platform sellers monthly, or net settles for revenue and the corresponding data analytics expense, based on the contracted percentage based final value fee of transaction activity occurring on the Company’s ecommerce platform. Payments are due from customers within 30 to 90 days.

Marketing and commissions costs - The Company expenses the costs of advertisements in the period during which the advertising space or airtime is used to the caption Marketing and commissions costs on the statements of operations. Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally over the greater of the ratio of the number of clicks delivered over the total number of contracted clicks, on a pay-per-click basis, or on a straight-line basis over the term of the contract.

8

REDCLOUD HOLDINGS PLC

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 2 - Summary of significant accounting policies (continued)

The Company’s voucher-based marketing program is designed to incentivize marketplace buyers at the point-of- sale by offering vouchers that can be applied to future purchases. Upon completing a transaction, marketplace buyers (which are not deemed to be the Company’s customers) receive vouchers based on predefined criteria at the discretion of the Company, such as transaction value or purchase type, which can be redeemed on subsequent purchases within a set time frame. The related expenses and liabilities are recognized in the period in which the voucher is redeemed at checkout, measured at the face value of the voucher being redeemed. The liability is recognized as a voucher payable on the consolidated balance sheet and within marketing and commissions expense on the statement of operations.

Marketing and commissions costs for the six months ended June 30, 2025 and 2024 amounted to $18,471,073 and $19,136,253, respectively.

Supplemental cash flow disclosures

There was $nil and $nil cash paid for interest expense in the six months ended June 30, 2025 and 2024, respectively.

There was $nil and $nil cash paid for income taxes in the six months ended June 30, 2025 and 2024, respectively.

As discussed in Note 11, in the six months ended June 30, 2025, the Company issued common shares of the Company to its existing shareholders and raised further capital through its IPO listing and share issue as per below:

	Common Stock		Additional Paid-In
	Shares	Amount	Capital
Balances, January 1, 2025	25,000,044	$65,280	$74,374,429
Reverse take-over	-	-	(12,609,377)
Common stock issued through IPO	4,444,445	11,580	20,290,650
Pref erence shares	1	63,905	-
Conversion of shareholder loan into common shares	14,782,149	38,776	66,977,524
Stock-based compensation	-	-	9,055,564
Extinguishment of Debt	-	-	341,850
IPO direct costs	-	-	(5,421,312)
Net loss	-	-	-
Foreign currency Translation adjustment, net of tax	-	-	-
Balances, June 30, 2025	44,226,639	$179,541	$153,009,329

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REDCLOUD HOLDINGS PLC

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 3 - Accounts receivable and other receivables

The Company’s accounts and other receivable are recorded at amortized cost. The accounts and other receivables balance consists of the following:

	June 30,	December 31,
	2025	2024
Accounts receivable	$2,638,591	$5,611,980
Other receivables	15,456	934
Total	2,654,047	5,612,914
Allowance for doubtful accounts	(164,512)	(84,088)
Total accounts and other receivables, net	$2,489,535	$5,528,826

The Company’s June 30, 2025 aging of accounts receivable is as follows:

1-30 Days	$2,450,239
31-60 Days	61,482
61-90 Days	24,606
91+ Days	117,720
Total accounts receivables	$2,654,047

The Company’s December 31, 2024 aging of accounts receivable is as follows:

1-30 Days	$5,481,279
31-60 Days	25,670
61-90 Days	21,986
91-180 Days	83,979
Total accounts receivables	$5,612,914

10

REDCLOUD HOLDINGS PLC

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 4 - Other current assets

	June 30,	December 31,
	2025	2024
Sales tax receivable	$-	$509,333
Prepayments	990,815	467,089
Deferred Offering Costs	-	1,802,404
Total current assets	$990,815	$2,778,826

Note 5 - Property and equipment, net

Property and equipment consisted of the following:

At June 30, 2025	Useful Lives	Opening balance	Additions	Accumulated Depreciation	Net
Computer equipment	3 years	$593,357	$456,865	$475,888	$574,334
Office equipment	3 years	0	3,158	3,158	0
		$593,357	$460,023	$479,046	$574,334

At December 31, 2024	Useful Lives	Opening balance	Additions	Accumulated Depreciation	Net
Computer equipment	3 years	$127,148	$758,936	$292,727	$593,357
Office equipment	3 years	0	2,878	2,878	0
		$127,148	$761,814	$295,606	$593,357

Depreciation expense for the six months ended June 30, 2025 and 2024 was $146,260 and $51,908, respectively, within the “Depreciation and amortization” caption on the statements of operations.

At June 30, 2025, the Company’s property, plant and equipment had no significant restrictions on title or pledges as security for liabilities, there are no significant commitments for future purchases, and there were no significant disposals during the six months ended June 30, 2025 and 2024.

11

REDCLOUD HOLDINGS PLC

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 6 - Intangible assets, net

A continuity schedule of intangible assets at June 30, 2025 and December 31, 2024 is as follows:

	June Capitalized Software	December Development
	2025	2024
Cost
Balance at January 1	$10,231,824	$7,044,658
Additions	1,475,522	3,367,579
Foreign exchange impact	1,083,182	(180,413)
Balance at June 2025, 2024	12,790,529	10,231,824

Accumulated Amortization
Balance at January 1	4,063,291	2,420,479
Additions	1,199,537	1,717,575
Foreign exchange impact	453,176	(74,763)
Balance at June 2025, 2024	5,716,004	4,063,291
Net Book Value at June 2025, 2024	$7,074,524	$6,168,533

The Company’s intangible assets consist of capitalized software development costs for its hosted ecommerce platform with related ongoing functionality and enhancements. The gross cost of the intangible assets is amortized over their estimated useful lives of five years, as the Company does not expect the assets to have significant residual value.

Amortization expense for the six months ended June 30, 2025 and 2024 was $1,199,537 and $736,713 respectively, within “Depreciation and amortization” caption on the statements of operations.

At June 30, 2025, the estimated aggregate amortization expense for each of the next five years is as follows:

30-Jun-25
Remaining 2025	$1,652,713
2026	2,168,725
2027	1,951,852
2028	1,040,988
2029	208,198
Thereafter	52,049
7,074,524

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REDCLOUD HOLDINGS PLC NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 7 - Accrued expenses

Accrued expenses consisted of the following:

Accrued expenses

	June 30,	December 31,
	2024	2023
Accrued payables	$2,135,491	$2,058,395
Employment taxes payable	2,589,397	1,070,456
Other accrued expenses	63,346	(336)
Total accrued expenses	$4,788,234	$3,128,515

Certain employees of the Company’s United Kingdom legal entities participate in defined contribution pension plans. The Company recorded an expense of $211,516 and expense of $37,442 for the six months ended June 30, 2025 and 2024, respectively, in the caption “Salaries, benefits, contractor costs” on the statement of operations related to its contributions to this plan.

Note 8 - Other current liabilities

Other current liabilities consisted of the following:

	June 30,	December 31,
	2025	2024
Withholding tax payable	182	454,883
Other current liabilities	95,410	(311,810)
Total other current liabilities	$95,592	$143,073

Note 9 - Borrowings

In addition to the borrowings that continue to be outstanding from December 31, 2024, current and long-term borrowings consisted of the following at June 30, 2025:

Shareholder Loans Payable

In addition to the borrowings that continue to be outstanding from December 31, 2024, the Company recorded the following loans from shareholders at amortized cost at June 30, 2025.

In January 2025, the Company entered into an unsecured term loan agreement with a related party shareholder in the amount of £2,300,000 ($3 million at June 30, 2024) carrying interest at the rate of 7.75% over the five year - term of the loan.

13

REDCLOUD HOLDINGS PLC NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 9 – Borrowings (continued)

In May 2025, a related party shareholder advanced the Company borrowings totaling £1 849 502 ($2.4 million at June 30, 2024).

The Company’s amount of outstanding shareholder loans payable, current and long-term, was $9,013,611 and $50,057,013 as of June 30, 2025 and December 31, 2024, respectively.

The decrease is attributable to the conversion of the loan to equity.

Convertible Shareholder Loans at Fair Value

In addition to the convertible shareholder loans outstanding at December 31, 2024, the Company entered into no additional convertible loan agreements in 2025.

The Company entered into a convertible loan note agreement with a shareholder in the amount of £6,000,000 in two tranches comprising £3,000,000 ($3.8 million at June 30, 2024) on February 8, 2024 and an additional £3,000,000 ($3.8 million at June 30, 2024) on March 26, 2024. Interest accrues at a rate of 15% per annum with the note converting on the earlier of either IPO or loan expiration on March 5, 2026. The February tranche is convertible into the most senior class of shares issued if the conversion is due to a Company financing event, at a 35% discount to the financing event price. The February tranche was convertible into the most senior class of shares outstanding at the time of conversion, upon the occurrence of the Company’s IPO, at a 35% discount to the IPO price. The March tranche had similar terms but provided a 25% discount to the price at which securities were issued in connection with the IPO

The fair value of these convertible shareholder loans are classified as Level 2 in the fair value hierarchy. The primary input to the valuation model includes observable market interest rates from companies with similar estimated credit ratings, and observable interest rates on the Company’s borrowings. At June 30, 2024, the valuation assumptions include a discount rate of 10% and conversion date of March 21, 2025, which is the Company’s estimated IPO date. All convertible loans were as such converted to equity as per note 11 below.

The changes in fair value appear in the caption “Loss from change in fair-value of convertible shareholder loan” on the statement of operations. A continuity schedule of the Company’s convertible shareholder loans, including changes in fair value, for the six months ended June 30, 2025 and year end December 31, 2024 is as follows:

	Shareholder convertible loans, at fair value
	2025	2024

Balance at January 1	$22,560,124	$9,380,301
Changes in fair value	232,041	5,951,087
Conversion to common shares	(23,183,562)	-
Borrowings	-	7,573,800
Foreign exchange impacts	391,397	(345,064)
Balance at reporting period end	$-	$22,560,124

14

REDCLOUD HOLDINGS PLC NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 9 – Borrowings (continued)

The following table summarizes the stated debt maturities and scheduled amortization payments, excluding debt premiums and discounts, for each of the five subsequent years to June 30, 2025 and thereafter.

	30-Jun-25
	Shareholder loans payable- current and long-term	Short-term borrowings	Shareholder convertible loans at fair value
Remaining 2025	$-	$315,940	$-
2026	-	-	-
2027	-	-	-
2028	-	-	-
2029	-	-	-
Thereafter	9,013,611	-	-
	$9,013,611	$315,940	$0
Less: debt discount	-	-	-
Total borrowings	$9,013,611	$315,940	$0

Note 10 - Reportable segments

Segments reflect how the Company’s operations are managed, how the Company’s Chief Executive Officer, who is the chief operating decision maker, allocates resources and evaluates performance, and how the Company’s internal management financial reporting is structured. For the six months ended June 30, 2024 and 2023, the Company’s reporting segments are based on its significant countries of operation (e.g., Nigeria and Argentina), aggregate of operating segments representing all other countries of operation (e.g., Brazil, South Africa, Portugal and Peru), plus its corporate and software development operations in the United Kingdom.

As per ASC 280, if an operating segment meets any of the 10% quantitative thresholds (revenue, profit/loss, or assets), it is considered a reportable segment and must be disclosed separately.

The Company develops and manages the global ecommerce platform in the United Kingdom, with its revenue seeking operations in the foreign countries. The Company’s segments reported by country are consistent with its views of regulatory, economic and currency risk for the businesses as well.

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REDCLOUD HOLDINGS PLC NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 10 - Reportable segments (continued)

Statements of operations for the Company’s reporting segments for the six months ending June 30, 2025, and 2024 are as follows:

H1 Ended June 30, 2025	Nigeria	Argentina	United Kingdom	Other	Total
Revenue	$15,457,806	$51,925	$-	$2,464,016	$17,973,748

Operating expenses:
General and administrative	145,310	117,427	767,257	320,749	1,350,742
Salaries, benefits, contractor costs	600,668	545,208	9,370,158	2,304,801	12,820,835
Marketing and commissions	15,475,641	67,542	259,819	2,668,071	18,471,073
Travel	105,972	-	439,595	512	546,080
Professional fees	1,042	-	955,276	202,279	1,158,597
Product and technology development	-	23,200	2,240,960	13,530	2,277,689
Depreciation and amortization	-	-	1,345,798	-	1,345,798
Total operating expenses	$16,328,633	$753,377	$15,378,863	$5,509,941	$37,970,814
Net loss from operations	(870,826)	(701,452)	(15,378,863)	(3,045,925)	(19,997,066)

Other expense:
Interest (income)/expense	-	(34,273)	(1,141,686)	(543)	(1,176,502)
Gain on Debt Extinguishment	-	-	3,838,715	-	3,838,715
Loss from change in fair-value of convertible Shareholder loans	-	-	(232,041)	-	(232,041)
Stock based Compensation	-	-	(7,824,176)	-	(7,824,176)
Foreign currency loss (gain)	11	-	(1,649,570)	6,731	(1,642,827)
Net loss before income taxes	$(870,815)	$(735,725)	$(22,387,621)	$(3,039,737)	$(27,033,896)

Income tax benefit (expense)	-	$-	$488,527	$(413)	$488,940
Net loss	$(870,815)	$(735,725)	$(21,899,095)	$(3,039,323)	$(26,544,958)

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REDCLOUD HOLDINGS PLC NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 10 - Reportable segments (continued)

H1 Ended June 30, 2024	Nigeria	Argentina	United Kingdom	Other	Total
Revenue	$10,318,932	$4,099,199	$-	$1,657,335	$16,075,466

Operating expenses:
General and administrative	31,602	$131,735	$123,513	$214,945	$501,795
Salaries, benefits, contractor costs	218,575	$110,301	$6,335,251	$2,230,295	$8,894,422
Marketing and commissions	10,619,231	$5,587,032	$1,075,680	$1,854,310	$19,136,253
Travel	119,395	$2,825	$587,617	$4,967	$714,804
Professional fees	61,008	$114,768	$590,451	$518,767	$1,284,994
Product and technology development	-	$-	$1,344,937	$372	$1,345,309
Depreciation and amortization	-	$-	$788,106	$-	$788,106
Total operating expenses	11,049,811	$5,946,661	$10,845,555	$4,823,656	$32,665,683
Net loss from operations	(730,879)	$(1,847,462)	$(10,845,555)	$(3,166,321)	$(16,590,217)

Other expense:
Interest (income)/expense	(191,703)	$(120,824)	$(994,313)	$(3,157)	$(1,309,997)
Loss from change in fair-value of convertible Shareholder loans	-	$-	$(5,356,574)	$-	$(5,356,574)
Foreign currency loss (gain)	61	$262,121	$(1,110,654)	$(5,242)	$(853,714)
Net loss before income taxes	(922,521)	$(1,706,165)	$(18,307,096)	$(3,174,720)	$(24,110,502)
				-
Income tax benefit (expense)	-	$-	$222,099	$-	$222,099
Net loss	$(922,521)	$(1,706,165)	$(18,084,997)	$(3,174,720)	$(23,888,403)

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REDCLOUD HOLDINGS PLC NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

The Company has a significant portion of its operations and net assets outside its home county of the United Kingdom. See the table below for the geographic concentration of the Company’s assets as of June 30, 2025 and December 31, 2024.

	2025	2024
United Kingdom
Cash and cash equivalents	$756,936	$648,453
Accounts receivables and other receivables, net	$-	$-
Income taxes receivable	$1,260,843	$1,607,754
Other current assets	$1,039,853	$2,697,852
Property and equipment, net	$574,334	$593,358
Intangible assets, net	$7,074,524	$6,168,534
Total United Kingdom	10,706,490	11,715,951
Nigeria
Cash and cash equivalents	$5,139	$33,458
Accounts receivables and other	$2,303,820	$2,052,086
receivables, net
Other current assets	$9,056	$35,125
Total Nigeria	2,318,015	2,120,669
Argentina
Cash and cash equivalents	$7,844	$49,740
Accounts receivables and other	$163,021	$2,975,215
receivables, net
Other current assets	$16,144	$6,818
Total Argentina	187,009	3,031,773
Other
Cash and cash equivalents	$131,469	$101,020
Accounts receivables and other receivables, net	$22,694	$501,525
Income taxes receivable	$214	$50,075
Other current assets	$38,016	$39,030
Total Other	$192,393	$691,650
Total Assets	$13,403,906	$17,560,043

The majority of the Company’s revenue for the six months ended June 30, 2025 and 2024 relates to sales activity on its ecommerce platform. In 2024 and 2025, the Company did not have sales to a single customer exceeding 10% of its consolidated revenue.

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REDCLOUD HOLDINGS PLC NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 11 - Common stock

Issued, outstanding and authorized shares

At June 30, 2025 and December 31, 2024 the Company had an outstanding share capital of 44,226,638 and 25,000,044 ordinary shares with a par value £0.002 per share (“Common Stock”).

Further there was a preference shares issue 1 share with a par value of £50,000 as a conversion of loan to equity to a related party.

Recapitalization

In March 2025, the Company issued 4,444,445 common shares of the Company as part of its share subscription in its IPO listing as well a further 14,782,149 shares we issued as a conversion of shareholders loans to equity as per Note 2 above.

Note 12 - Income taxes

Income tax benefit and effective income tax rate

The entire income tax benefit of $488,940 and $222,099 for the six months ended June 30, 2025 and 2024, respectively, was allocated to loss from continuing operations, and solely related to refundable income tax credits for research and development (“R&D”) permitted in the United Kingdom (“UK”).

The following schedule summarizes the principal differences between income tax benefit at the UK statutory income tax rate and the consolidated effective income tax rate reflected in the condensed consolidated financial statements:

	June 30,
	2025	2024
UK Federal income tax rate	25.0%	25.0%
Valuation allowance	(18.9)	(18.9)
Change in UK statutory income tax rate	-	0
Nondeductible expense	(5.1)	(5.1)
R&D expenditures	0.9	0.9
Foreign income tax rate differential	(1.0)	(1.0)
	0.9%	0.9%

The reconciliation of the consolidated effective income tax rates is based on the UK statutory income tax rates of 25.0% for the six months ended June 30, 2025, and 2024. The Parent Company is domiciled in the UK, and therefore, the consolidated effective income tax rate reconciliation is based on the UK income tax rates rather than the statutory income tax rates in the United States.

The Company’s estimate of income tax benefit for the six months ended June 30, 2025 and 2024 is based on the actual effective tax rate for the year-to-date periods as management believes it is the best estimate of the annual effective tax rate. Management expects the annual effective tax rate to vary due to the amount of eligible research and development refundable tax credits in the United Kingdom compared to the magnitude of revenue growth and resulting income or losses in the countries where the ecommerce platform has launched.

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REDCLOUD HOLDINGS PLC NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 12 - Income taxes (continued)

Deferred income taxes – valuation allowance

Management evaluates the realizability of its net deferred income tax assets to determine if a valuation allowance is required. Management assesses whether a valuation allowance should be established based on the consideration of all available evidence using a “more-likely-than-not” standard, with significant weight being given to evidence that can be objectively verified. Since the Company operates in multiple jurisdictions, we assess the need for a valuation allowance on a jurisdiction-by-jurisdiction basis, considering the effects of local tax law.

At June 30, 2025 and December 31, 2024, management evaluated the realizability of its net deferred income tax assets to determine if a full valuation allowance was required. Based on Management’s assessment, management determined that the UK Parent and each of its foreign subsidiaries, have a recent history of significant cumulative pre-tax losses, that were experienced by the UK Parent and each of its foreign subsidiaries’ commencement of operations through June 30, 2025, and December 31, 2024. As a result of the significant weight of this negative evidence, management believes it is more likely than not that the Company’s net deferred income tax assets will not be fully realizable, and therefore management provided for a full valuation allowance against all its net deferred income tax assets.

Uncertain tax positions

At June 30, 2025 and December 31, 2024, the Company did not record any unrecognized income tax positions related to uncertain tax positions.

Note 13 - Net loss per share

Basic net loss per share is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the six months ended June 30 each year. Diluted net loss per share is computed by dividing net loss for the year by the weighted average number of shares of common stock and potentially dilutive common stock outstanding during six months ended June 30 each year. The dilutive effect of outstanding options and equity incentive awards is reflected in diluted net loss per share by application of the treasury stock method. The calculation of diluted net loss per share excludes all anti-dilutive common shares.

For the six months ended June 30, 2025 and 2024, the effects of the conversion of the convertible shareholder loans and stock options would have been antidilutive and, as a consequence, they were not factored into the calculation of diluted earnings per share.

In 2025, prior to the Company’s IPO, the nominal value of the Company’s ordinary shares was adjusted from GBP 0.001 to GBP 0.002 per share. As a result of this adjustment, the total number of issued ordinary shares was reduced from 50,000,088 to 25,000,044, with no change in the aggregate nominal value of issued share capital. This change was effected to align the share capital structure with the requirements of the public listing and had no impact on the Company’s total equity. As such the EPS number of shares for 2024 has been restated.

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REDCLOUD HOLDINGS PLC NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

	June 30,	June 30,
	2025	2024
Numerator:
Net loss - basic and diluted	$(26,544,958)	$(23,888,403)

Denominator:
Weighted average shares outstanding - basic and diluted	35,745,864	23,566,694

Net loss per share - basic and diluted	$(0.74)	$(1.01)

The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive as the Company has a net loss for each six months period ended:

Note 13 - Net loss per share (continued)

Activity	Number of Options	Weighted Avg. Exercise Price	Grant Date Fair Value	Intrinsic Value	Weighted Avg. Remaining Life
Outstanding options at Dec 31, 2022	1,456,125	0.001	$1,001,265	$998,559	8.9
Forfeited	(349,042)	0.001	(149,405)	(148,861)	8.5
Outstanding options at Dec 31, 2023	1,107,084	0.001	851,860	849,698	7.9
Granted	1,885,625	1.179	7,590,933	4,874,513	10.0
Forfeited	(186,875)	0.001	(76,219)	(76,025)	7.4
Regranted	476,875	0.169	2,125,883	1,924,636	10.0
Cancelled	(610,625)	0.001	(496,805)	(495,611)	7.2
Outstanding options at Dec 31, 2024	2,672,084		$9,995,653	$7,077,209
Granted	-	-	-	-	-
Forfeited	-	-	-	-	-
Regranted	-	-	-	-	-
Cancelled	-	-	-	-	-
Outstanding options at June 30, 2025	2,672,084		$9,995,653	$7,077,209

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REDCLOUD HOLDINGS PLC NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 14 - Commitments and contingencies and other legal matters

The Company is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. The Company accrues liabilities when it considers probable that future costs will be incurred and such costs can be reasonably estimated. Expected legal costs related to claims are accrued when the legal service is provided. Proceeding-related liabilities are based on developments to date and historical information related to actions claimed against the Company.

The Company has no significant new commitments or contingencies at June 30, 2025 other than those discussed in Note 15 of the December 31, 2024 financial statements and as discussed below.

The Company had previously recorded GBP450,000 ($562,000) as at December 31, 2023, to other current liabilities for its estimated liability involving a commercial dispute regarding the amounts due under a purported loan agreement dated May 2014. The Company has reduced the liability estimated as of December 31, 2024, to GBP350,000 ($437,500) as negotiations to resolve the dispute had advanced through the course of the year. On 2 May 2025 the Company entered into a settlement agreement to resolve the dispute, in the amount of £350,000 inclusive of interests and costs

The Company received a claim from a former contractor in 2025 seeking an amount of £203,140 in relation to certain purported amounts due and payable by the Company following the termination of the contractor’s contract. Following an exchange of pre-action correspondence in which the Company denied the claim, the Company has not heard further from the contractor. The Company is not of the view a contingent liability needs to be made in relation to this claim.

In the year ended December 31, 2024, the Company recorded South African Rand (“ZAR”) ZAR 240,000 ($12,698), to other current liabilities for its estimated liability involving an employment related matter with a former employee. The Company entered into a Settlement Agreement with the former employee on 11 March 2025 in respect of which the Company agreed to resolve the claim at an agreed amount of ZAR 240,000 ($12,698).

In the year ended December 31, 2024, the Company recorded South African Rand (“ZAR”) ZAR 150,000 ($7,936), to other current liabilities for its estimated liability involving an employment related matter with a former employee. The Company entered into a Settlement Agreement with the former employee on 7 February 2025 in respect of which the Company agreed to resolve the claim at an agreed amount of ZAR 150,000 ($7,936).

Note 15 - Related party transactions

Management consultancy agreements

In April 2019, the Company entered into a consultancy agreement with Chief Executive Officer, Justin Floyd, where the Company pays $25,000 per month for Founder Services. As at June 30, 2025 and year ended December 31, 2024, the agreement was still effective and the Company had annual expense of $300,000 per year, which is included in the salaries, benefits and personnel costs on the consolidated statements of operations. No amounts were payable as of June 30, 2025 or December 31, 2024.

In April 2019, the Company entered into a consultancy agreement with Director, Soumaya Hamzaoui, where the Company pays 19,883 euros ($22,000 and $21,000 at June 30,2025 and December 31, 2024, respectively) per month for Founder Services. As at June 30, 2025 and year ended December 31, 2024, the agreement was still effective and the Company had an annual expense of 238,596 euros ($263,000 and $255,000 at As at June 30, 2025 and year ended December 31, 2024, respectively) per year, which is included in the salaries, benefits and contractor costs on the consolidated statement of operations. No amounts were payable as of June 30, 2025 or December 31, 2024.

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REDCLOUD HOLDINGS PLC NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 15 - Related party transactions (continued)

Shareholder loan and convertible shareholder loan agreements

The Company’s shareholder loans and convertible shareholder loans discussed at Note 9 are between the Company and certain common stock shareholders of the Company that are related parties.

Note 16 - Subsequent events

Management has performed an evaluation of subsequent events after the balance sheet date of June 30, 2025 through October 16, 2025, the date that the financial statements were available to be issued.

Joint Venture Agreement

On September 2, 2025, the Company announced a joint venture with Kayanat, a Saudi Arabian family office, to establish RedCloud Arabia, a new entity focused on digitizing and transforming the FMCG sector in Saudi Arabia. The joint venture will be jointly owned by RedCloud Holdings PLC and Kayanat, with operations expected to commence in Q4 2025. RedCloud Arabia will deploy the Company’s AI-powered RedAI trading platform, Red101 for retailers, and the TradeX bulk trading program. The joint venture is expected to be accounted for under the equity method of accounting.

Other than the above, there were no material subsequent events to highlight.

Loan Agreement

On 23 September 2025, RedCloud Technology Ltd signed a Framework Loan Agreement with Lienhardt & Partner Privatbank Zürich AG, securing access to a revolving credit facility of up to GBP 2,000,000. The amount available under this facility is subject to the value of collateral accepted by the bank.

Key highlights of the agreement include:

Loan Types: The facility can be used as an overdraft, a fixed advance, or to meet margin requirements for forward exchange contracts and other derivative instruments.

Interest Rates:

●	Overdrafts accrue interest at 4.95% per annum, calculated daily.
●	Fixed advances in foreign currencies are priced at the bank’s internal refinancing rate plus a 1.25% margin.

Collateral:

The facility is secured by assets approved by the bank, with the loan amount determined by the applicable loan- to-value ratio.

Termination:

Either party may terminate the agreement at any time with immediate effect. Any fixed-term loans already drawn will remain in place until maturity.

Purpose:

The facility is intended to support trading in financial instruments, in line with Article 3c(5) of the Swiss Financial Services Act (FIDLEG).

This agreement is considered a non-adjusting subsequent event, as it was entered into after the 2024 reporting date but before the financial statements were authorised for issue. While it does not impact the financial position as at 31 December 2024, it is disclosed here to provide transparency about significant developments after year- end.

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REDCLOUD HOLDINGS PLC NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS UNAUDITED FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND AUDITED 2024

Note 16 - Subsequent events (continued)

Share options

●	On July 3, 2025, RedCloud Holdings plc entered into a securities purchase agreement with certain institutional and accredited investors, including the Company’s largest current shareholder, and a member of the Board, to purchase 9,000,000 of its ordinary shares and accompanying warrants to purchase 18,000,000 ordinary shares at a combined purchase price of $1.50 per ordinary share and accompanying warrants in a private placement. The Company received aggregate gross proceeds of $13.5 million before deducting placement agent fees and other private placement expenses. The private placement closed on July 8, 2024.
●	Between 29 September and 10 November 2025, a total of 2,091,717 share options were exercised at an exercise price of $1.50 per option, resulting in gross proceeds of $3,137,575.50. The exercise led to the issuance of 2,091,717 new ordinary shares each.The newly issued shares rank pari passu with the existing ordinary shares in issue.

Departure and Appointment of Certain Officers

On December 31, 2025, Neil Woodman’s term as Executive Vice President of Finance of RedCloud Holdings plc (the “Company”) will expire, and Mr. Woodman has informed the Company that he does not intend to return to the role. In connection with this notification, the Company’s Board of Directors met and agreed to appoint Maria Magdalena Gonzalez, who currently serves as a member of the Board and the audit committee, as Chief Financial Officer (“CFO”) effective January 5, 2026.

The above events are considered a non-recognized subsequent event under ASC 855 Subsequent Events, as it occurred after the balance sheet date and does not provide additional evidence about conditions that existed at 30 June 2025. Accordingly, no adjustment has been made to the financial statements as of that date, but disclosure is provided to ensure transparency of significant post-year-end equity transactions.

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